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                     SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number   0-21419
                                                                         -------

                           NOTIFICATION OF LATE FILING

    (Check One):  Form 10-K  X   Form 11-K __  Form 20-F __ Form 10-Q __
Form N-SAR __
   For Period Ended:__________________   June 30, 1997__________________________
Transition Report on Form 10-K __           Transition Report on Form 10-Q  __
Transition Report on Form 20-F __           Transition Report on Form N-SAR __
Transition Report on Form 11-K __

   For the Transition Period Ended:  ___________________________________________

 Read the attached instruction sheet before preparing form. Please print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________
________________________________________________________________________________

                                                 PART I
                             REGISTRANT INFORMATION

Full name of registrant   NAM Corporation
                          ---------------
Former name if applicable
________________________________________________________________________________
Address of principal executive office (street and number)

                       1010 Northern Boulevard, Suite 336
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City, state and zip code     Great Neck, New York 11021
                        --------------------------------------------------------


                                     PART II
                             RULE 12b-25 (b) and (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)
__(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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_X_(b) The subject annual report, semi-annual report, transition report on Form
10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

__(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

   State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         For the year ended June 30, 1997, the Company changed auditors from KPMG Peat Marwick LLP to Grant Thornton LLP. The Company is presently awaiting for the prior auditors to review Form 10-KSB and to provide clearance of the re-issuance of their report for the year ended June 30, 1996.

                                     PART IV
                                OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification:

   Patricia A. Giuliani-Rheaume          (516) 829-4343
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             (Name)                             (Area Code)   (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such report(s).
                                                           Yes _X_      No _____

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           Yes _X_     No  _____

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                                 NAM Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      September 29, 1997        By /s/ Patricia A. Giuliani-Rheaume
          ------------------           ---------------------------------
                                       Patricia A. Giuliani-Rheaume
                                       Vice President, Treasurer and CFO



                                   ATTENTION

    Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

   1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

   2. One signed original and four conformed copies of this form and amendments therein must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

   3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

   4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

   5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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PART IV.  OTHER INFORMATION  - ITEM 3 ATTACHMENT

For the year ended June 30, 1997, the Company had a net loss of ($637,557) as compared to net income of $135,599 for the year ended June 30, 1996. This change was primarily due to higher general and adminstrative expenditures as well as sales and marketing costs incurred as an investment in the Company's infrastructure in anticipation of future growth. In addition, the current period was adversely affected by non-recurring charges incurred in connection with the initial public offering.